UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EnteroMedics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29365M 10 9
(CUSIP Number)
PAUL H. KLINGENSTEIN
ABERDARE VENTURES
ONE EMBARCADERO CENTER, SUITE 4000
SAN FRANCISCO, CALIFORNIA 94111
TELEPHONE: (415) 392-7442
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,842,342 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,842,342 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,842,342 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”) and Aberdare GP II, L.L.C. (“Aberdare GP II,” together with Aberdare II, Aberdare II Bermuda, and Aberdare II Annex, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 618,557 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which shares are exercisable within 60 days of the date of this filing; (v) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (vi) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which shares are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 30,045,406 shares of the Issuer’s Common Stock outstanding as of July 31, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2009, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13D is provided as of the date of this filing.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare II Annex Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,842,342 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,842,342 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,842,342 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 618,557 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which shares are exercisable within 60 days of the date of this filing; (v) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (vi) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which shares are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 30,045,406 shares of the Issuer’s Common Stock outstanding as of July 31, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2009, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13D is provided as of the date of this filing.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare Ventures II Bermuda, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,842,342 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,842,342 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,842,342 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 618,557 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which shares are exercisable within 60 days of the date of this filing; (v) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (vi) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which shares are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 30,045,406 shares of the Issuer’s Common Stock outstanding as of July 31, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2009, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13D is provided as of the date of this filing.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Aberdare GP II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,842,342 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,842,342 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,842,342 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 618,557 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which shares are exercisable within 60 days of the date of this filing; (v) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (vi) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which shares are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 30,045,406 shares of the Issuer’s Common Stock outstanding as of July 31, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2009, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13D is provided as of the date of this filing.

CUSIP No.	29365M 10 9

1	NAMES OF REPORTING PERSONS Paul H. Klingenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		79,461 shares of Common Stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,842,342 shares of Common Stock (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,461 shares of Common Stock (2)

WITH	10	SHARED DISPOSITIVE POWER

3,842,342 shares of Common Stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,921,803 shares of Common Stock (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 58,091 shares of Common Stock held by Klingenstein; (ii) 19,686 shares of Common Stock issuable within 60 days of the date of this filing upon exercise of an option held by Klingenstein; and (iii) 1,684 shares of Common Stock issuable upon exercise of a warrant held by Klingenstein, which shares are exercisable within 60 days of the date of this filing.
(3) Includes (i) 1,431,388 shares of Common Stock held by Aberdare II; (ii) 41,292 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II, which shares are exercisable within 60 days of the date of this filing; (iii) 1,720,467 shares of Common Stock held by Aberdare II Annex; (iv) 618,557 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Annex, which shares are exercisable within 60 days of the date of this filing; (v) 29,702 shares of Common Stock held by Aberdare II Bermuda; and (vi) 936 shares of Common Stock issuable upon exercise of a warrant held by Aberdare II Bermuda, which shares are exercisable within 60 days of the date of this filing. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.
(4) This percentage is calculated based upon 30,045,406 shares of the Issuer’s Common Stock outstanding as of July 31, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2009, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13D is provided as of the date of this filing.

Introductory Note: This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 6, 2009 (the “Original Schedule 13D”), and is being filed by the Reporting Persons to report an increase in beneficial ownership of Common Stock by the Reporting Persons upon the vesting of the Warrant to purchase Shares of EnteroMedics, Inc., a Delaware corporation. Except as reflected in this Amendment No. 1, all items of the Original Schedule 13D remain unchanged. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.
Item 2. Identity and Background
(a)
The persons and entities filing this statement are Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”) and Aberdare GP II, L.L.C. (“Aberdare GP II,” together with Aberdare II, Aberdare II Bermuda, and Aberdare II Annex, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is One Embarcadero Center, Suite 4000, San Francisco, California 94111.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)
During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Listed Persons are United States citizens and each of the Aberdare Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each person controlling Aberdare GP II (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction
Item 4 is amended hereby to add the following at the end thereof:
Vesting of the Warrant
On August 24, 2009, the Warrant held by Aberdare II Annex became vested and exercisable. Accordingly, pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, effective as of June 25, 2009, the Reporting Persons are deemed to beneficially own 618,557 shares of Common Stock of the Issuer issuable upon exercise of the Warrant..
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated as follows:
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13D is provided as of the date of this filing:

		Shares Issuable	Shares
	Shares	Upon Exercise of	Issuable Upon	Sole	Shared	Sole	Shared		Percentage
	Held	Warrants Held	Exercise of Options	Voting	Voting	Dispositive	Dispositive	Beneficial	of
Reporting Persons	Directly	Directly (1)	Held Directly (1)	Power	Power (2)	Power	Power (2)	Ownership (1)	Class (3)

Aberdare II	1,431,388	41,292	0	0	3,842,342	0	3,842,342	3,842,342	12.5%
Aberdare II Bermuda	29,702	936	0	0	3,842,342	0	3,842,342	3,842,342	12.5%
Aberdare II Annex	1,720,467	618,557	0	0	3,842,342	0	3,842,342	3,842,342	12.5%
Aberdare GP II	0	0	0	0	3,842,342	0	3,842,342	3,842,342	12.5%
Klingenstein	58,091	1,684	19,686	79,461	3,842,342	79,461	3,842,342	3,921,803	12.8%

(1)	Comprised of securities exercisable within 60 days of the date of this filing.

(2)
Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.

(3)
This percentage is calculated based upon 30,045,406 shares of the Issuer’s Common Stock outstanding as of July 31, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2009, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13D is provided as of the date of this filing.

Item 7. Material to Be Filed as Exhibits
A.
Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated February 19, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).

B.	Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).

C.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain investors, dated as of July 6, 2006 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265)).

D.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 1, 2009

/s/ Paul H. Klingenstein
Paul H. Klingenstein

ABERDARE VENTURES II, L.P. By its General Partner, Aberdare GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE VENTURES II (BERMUDA), L.P. By its General Partner, Aberdare GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE II ANNEX FUND, L.P. By its General Partner, Aberdare GP II, L.L.C.
By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
Manager:
Paul H. Klingenstein
c/o Aberdare Ventures
One Embarcadero Center, Suite 4000
San Francisco, California 94111

Principal Occupation:
Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex
Citizenship:
United States of America

EXHIBIT INDEX
A.
Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated February 19, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).

B.	Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 25, 2009 (SEC File No. 001-33818)).

C.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain investors, dated as of July 6, 2006 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265)).

D.	Agreement regarding filing of joint Schedule 13D.